Annual Meeting of Holders of
Common Shares of
Talisman Energy Inc.
May 4, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business

Outcome of Vote

1(a) Ballot on the nominees for election as directors:	**For**	**Withheld**
Christiane Bergevin	793,054,647 99.71%	2,345,711 0.29%
Donald J. Carty	746,318,478 93.83%	49,081,880 6.17%
William R.P. Dalton	791,498,220 99.51%	3,902,138 0.49%
Kevin S. Dunne	794,643,266 99.90%	757,092 0.10%
Harold N. Kvisle	793,621,517 99.78%	1,778,841 0.22%
John A. Manzoni	794,028,852 99.83%	1,371,506 0.17%
Lisa A. Stewart	746,791,583 93.89%	48,608,775 6.11%
Peter W. Tomsett	747,266,985 93.95%	48,133,373 6.05%
Charles R. Williamson	794,011,623 99.83%	1,388,735 0.17%
Charles M. Winograd	791,644,093 99.53%	3,756,265 0.47%

		For	**Withheld**
2	The appointment of Ernst & Young LLP, Chartered Accountants as auditor:	789,618,752	17,665,025
		Carried[1]	

		For	**Against**
3	Ballot for the amendment and restatement of the Company's Shareholder Rights Plan:	757,184,417 95.20%	38,215,440 4.80%

		For	**Against**
4	Ballot, on an advisory basis, on the acceptance of the company's approach to executive compensation:	739,108,067 92.92%	56,291,787 7.08%

Footnote:
1   *Vote conducted by a show of hands.*